PERFORMANCE GRAPH



	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04
ACR	$100.0	$38.4	$30.1	$24.6	$40.3	$148.5
S&P 500	$100.0	$136.1	$118.3	$90.7	$114.6	$124.9
S&P HC	$100.0	$100.0	$100.0	$100.0	$113.3	$113.6
Peer Group	$100.0	$107.3	$126.2	$122.9	$183.5	$263.8

ARC.
American Retirement Corporation

111 WESTWOOD PLACE
SUITE 200
BRENTWOOD, TN 37027

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IMPORTANT NOTICE REGARDING DELIVERY
OF SECURITY HOLDER DOCUMENTS (HH)
AUTO DATA PROCESSING
INVESTOR COMM SERVICES
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717
```

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by American Retirement Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to American Retirement Corporation, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

123,456,789,012.00000

→ 000000000000

A/C   1234567890123456789

PAGE   1 OF   2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

AMRTC1   KEEP THIS PORTION FOR YOUR RECORDS



THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

AMERICAN RETIREMENT CORPORATION

The board of directors recommends that the shareholders vote "FOR" all of the director nominees and "FOR" the amendment to the American Retirement Corporation Associate Stock Purchase Plan.

02   0000000000   215168033269

Vote on Directors

	For All	Withhold For All	For All Except	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and write the nominee's name on the line below.
1. Election of Directors: to elect three Class II directors to serve for a term of three years; 01) Frank M. Bumstead, 02) J. Edward Pearson, 03) Nadine C. Smith	☐	☐	☐	_____

Vote on Proposal

	For	Against	Abstain
2. Approval of the amendment to the American Retirement Corporation Associate Stock Purchase Plan.	☐	☐	☐

3. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on April 8, 2005 are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

You can ensure that these shares of common stock are voted at the annual meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Sending in a signed proxy will not affect your right to attend the annual meeting and vote in person. **Whether or not you plan to attend, we urge you to sign and date the enclosed proxy and return it promptly in the envelope provided.**

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

For address changes, please check this box and write them on the back where indicated   ☐

```
AUTO DATA PROCESSING
INVESTOR COMM SERVICES
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717
```

	Yes	No
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household	☐	☐

Signature [PLEASE SIGN WITHIN BOX]	Date

Z37149

Signature (Joint Owners)	Date

123,456,789,012
028913101
35

ANNUAL MEETING OF SHAREHOLDERS OF

AMERICAN RETIREMENT CORPORATION

May 18, 2005

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

PROXY   **AMERICAN RETIREMENT CORPORATION**   PROXY

**This proxy is solicited by the Board of Directors for the Annual Meeting of Shareholders of
American Retirement Corporation (the "Company") to be held on May 18, 2005.**

The undersigned hereby appoints W.E. Sheriff and George T. Hicks, and each of them, as proxies, with full power of substitution, to vote all shares of the undersigned as shown on the reverse side of this proxy at the Annual Meeting of Shareholders of the Company to be held at the Company's corporate offices, 111 Westwood Place, Suite 200, Brentwood, Tennessee, on Wednesday, May 18, 2005 at 11:00 a.m., central time, and any adjournments thereof.

These shares will be voted in accordance with your instructions. If no choice is specified, shares will be voted "FOR" the election of all of the director nominees and "FOR" the amendment to the American Retirement Corporation Associate Stock Purchase Plan.

Address Changes: _____

_____

(If you noted any Address Changes above, please mark corresponding box on the reverse side.)

(Please date and sign this proxy on the reverse side.)